UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

EASTMAN KODAK COMPANY

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

277461 40 6

(CUSIP Number)

Marisa Beeney	Stephen S. Sypherd
GSO Capital Partners LP	FS Investment Corporation
345 Park Avenue	FS Investment Corporation II
New York, New York 10154	Cira Centre
Tel: (212) 583-5000	2929 Arch Street, Suite 675
Philadelphia, Pennsylvania 19104
Tel: (215) 495-1150

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

July 1, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 277461 40 6	Page 2 of 34

1	Names of reporting persons GSO Palmetto Opportunistic Investment Partners LP
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 987,801*
	8	Shared voting power 0
	9	Sole dispositive power 987,801*
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 987,801*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 2.4%*
14	Type of reporting person (see instructions) PN

*	Based on 41,858,737 shares of common stock, par value $0.01 per share (the “Common Stock”), of Eastman Kodak Company (the “Issuer”) outstanding as of October 31, 2014, as reported in the Issuer’s Form 10-Q filed on November 4, 2014. Includes 5,204 shares of Common Stock issuable upon exercise of 23,144 mandatorily net-share settled warrants to purchase Common Stock held by the Reporting Person based on a closing price of $20.03 per share of Common Stock as of January 7, 2015. As of the date hereof, the Reporting Persons (as defined below) may be deemed to be the beneficial owners of an aggregate of 8,393,634 shares of Common Stock, representing 20.0% of the Common Stock outstanding as of October 31, 2014.

CUSIP No. 277461 40 6	Page 3 of 34

1	Names of reporting persons GSO Credit-A Partners LP
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 1,228,435*
	8	Shared voting power 0
	9	Sole dispositive power 1,228,435*
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 1,228,435*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 2.9%*
14	Type of reporting person (see instructions) PN

*	Based on 41,858,737 shares of Common Stock outstanding as of October 31, 2014, as reported in the Issuer’s Form 10-Q filed on November 4, 2014. Includes 6,531 shares of Common Stock issuable upon exercise of 29,040 mandatorily net-share settled warrants to purchase Common Stock held by the Reporting Person based on a closing price of $20.03 per share of Common Stock as of January 7, 2015. As of the date hereof, the Reporting Persons (as defined below) may be deemed to be the beneficial owners of an aggregate of 8,393,634 shares of Common Stock, representing 20.0% of the Common Stock outstanding as of October 31, 2014.

CUSIP No. 277461 40 6	Page 4 of 34

1	Names of reporting persons GSO Special Situations Fund LP
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 3,150,187*
	8	Shared voting power 0
	9	Sole dispositive power 3,150,187*
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 3,150,187*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 7.5%*
14	Type of reporting person (see instructions) PN

*	Based on 41,858,737 shares of Common Stock outstanding as of October 31, 2014, as reported in the Issuer’s Form 10-Q filed on November 4, 2014. Includes 16,910 shares of Common Stock issuable upon exercise of 75,190 mandatorily net-share settled warrants to purchase Common Stock held by the Reporting Person based on a closing price of $20.03 per share of Common Stock as of January 7, 2015. As of the date hereof, the Reporting Persons (as defined below) may be deemed to be the beneficial owners of an aggregate of 8,393,634 shares of Common Stock, representing 20.0% of the Common Stock outstanding as of October 31, 2014.

CUSIP No. 277461 40 6	Page 5 of 34

1	Names of reporting persons GSO Special Situations Overseas Master Fund Ltd.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Cayman Islands, British West Indies
Number of shares beneficially owned by each reporting person with	7	Sole voting power 2,963,506*
	8	Shared voting power 0
	9	Sole dispositive power 2,963,506*
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 2,963,506*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 7.1%*
14	Type of reporting person (see instructions) CO

*	Based on 41,858,737 shares of Common Stock outstanding as of October 31, 2014, as reported in the Issuer’s Form 10-Q filed on November 4, 2014. Includes 15,746 shares of Common Stock issuable upon exercise of 70,016 mandatorily net-share settled warrants to purchase Common Stock held by the Reporting Person based on a closing price of $20.03 per share of Common Stock as of January 7, 2015. As of the date hereof, the Reporting Persons (as defined below) may be deemed to be the beneficial owners of an aggregate of 8,393,634 shares of Common Stock, representing 20.0% of the Common Stock outstanding as of October 31, 2014.

CUSIP No. 277461 40 6	Page 6 of 34

1	Names of reporting persons GSO Special Situations Overseas Fund Ltd.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Cayman Islands, British West Indies
Number of shares beneficially owned by each reporting person with	7	Sole voting power 2,963,506*
	8	Shared voting power 0
	9	Sole dispositive power 2,963,506*
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 2,963,506*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 7.1%*
14	Type of reporting person (see instructions) CO

*	Based on 41,858,737 shares of Common Stock outstanding as of October 31, 2014, as reported in the Issuer’s Form 10-Q filed on November 4, 2014. Includes 15,746 shares of Common Stock issuable upon exercise of 70,016 mandatorily net-share settled warrants to purchase Common Stock that may be deemed to be beneficially owned by the Reporting Person based on a closing price of $20.03 per share of Common Stock as of January 7, 2015. As of the date hereof, the Reporting Persons may be deemed to be the beneficial owners of an aggregate of 8,393,634 shares of Common Stock, representing 20.0% of the Common Stock outstanding as of October 31, 2014.

CUSIP No. 277461 40 6	Page 7 of 34

1	Names of reporting persons GSO Palmetto Opportunistic Associates LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 987,801*
	8	Shared voting power 0
	9	Sole dispositive power 987,801*
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 987,801*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 2.4%*
14	Type of reporting person (see instructions) OO

*	Based on 41,858,737 shares of Common Stock outstanding as of October 31, 2014, as reported in the Issuer’s Form 10-Q filed on November 4, 2014. Includes 5,204 shares of Common Stock issuable upon exercise of 23,144 mandatorily net-share settled warrants to purchase Common Stock that may be deemed to be beneficially owned by the Reporting Person based on a closing price of $20.03 per share of Common Stock as of January 7, 2015. As of the date hereof, the Reporting Persons may be deemed to be the beneficial owners of an aggregate of 8,393,634 shares of Common Stock, representing 20.0% of the Common Stock outstanding as of October 31, 2014.

CUSIP No. 277461 40 6	Page 8 of 34

1	Names of reporting persons GSO Credit-A Associates LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 1,228,435*
	8	Shared voting power 0
	9	Sole dispositive power 1,228,435*
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 1,228,435*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 2.9%*
14	Type of reporting person (see instructions) OO

*	Based on 41,858,737 shares of Common Stock outstanding as of October 31, 2014, as reported in the Issuer’s Form 10-Q filed on November 4, 2014. Includes 6,531 shares of Common Stock issuable upon exercise of 29,040 mandatorily net-share settled warrants to purchase Common Stock that may be deemed to be beneficially owned by the Reporting Person based on a closing price of $20.03 per share of Common Stock as of January 7, 2015. As of the date hereof, the Reporting Persons may be deemed to be the beneficial owners of an aggregate of 8,393,634 shares of Common Stock, representing 20.0% of the Common Stock outstanding as of October 31, 2014.

CUSIP No. 277461 40 6	Page 9 of 34

1	Names of reporting persons GSO Holdings I L.L.C.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 2,216,236*
	8	Shared voting power 0
	9	Sole dispositive power 2,216,236*
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 2,216,236*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 5.3%*
14	Type of reporting person (see instructions) OO

*	Based on 41,858,737 shares of Common Stock outstanding as of October 31, 2014, as reported in the Issuer’s Form 10-Q filed on November 4, 2014. Includes 11,735 shares of Common Stock issuable upon exercise of 52,184 mandatorily net-share settled warrants to purchase Common Stock that may be deemed to be beneficially owned by the Reporting Person based on a closing price of $20.03 per share of Common Stock as of January 7, 2015. As of the date hereof, the Reporting Persons may be deemed to be the beneficial owners of an aggregate of 8,393,634 shares of Common Stock, representing 20.0% of the Common Stock outstanding as of October 31, 2014.

CUSIP No. 277461 40 6	Page 10 of 34

1	Names of reporting persons GSO Capital Partners LP
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 6,113,693*
	8	Shared voting power 0
	9	Sole dispositive power 6,113,693*
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 6,113,693*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 14.6%*
14	Type of reporting person (see instructions) PN

*	Based on 41,858,737 shares of Common Stock outstanding as of October 31, 2014, as reported in the Issuer’s Form 10-Q filed on November 4, 2014. Includes 32,656 shares of Common Stock issuable upon exercise of 145,206 mandatorily net-share settled warrants to purchase Common Stock that may be deemed to be beneficially owned by the Reporting Person based on a closing price of $20.03 per share of Common Stock as of January 7, 2015. As of the date hereof, the Reporting Persons may be deemed to be the beneficial owners of an aggregate of 8,393,634 shares of Common Stock, representing 20.0% of the Common Stock outstanding as of October 31, 2014.

CUSIP No. 277461 40 6	Page 11 of 34

1	Names of reporting persons GSO Advisor Holdings L.L.C.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 6,113,693*
	8	Shared voting power 0
	9	Sole dispositive power 6,113,693*
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 6,113,693*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 14.6%*
14	Type of reporting person (see instructions) OO

*	Based on 41,858,737 shares of Common Stock outstanding as of October 31, 2014, as reported in the Issuer’s Form 10-Q filed on November 4, 2014. Includes 32,656 shares of Common Stock issuable upon exercise of 145,206 mandatorily net-share settled warrants to purchase Common Stock that may be deemed to be beneficially owned by the Reporting Person based on a closing price of $20.03 per share of Common Stock as of January 7, 2015. As of the date hereof, the Reporting Persons may be deemed to be the beneficial owners of an aggregate of 8,393,634 shares of Common Stock, representing 20.0% of the Common Stock outstanding as of October 31, 2014.

CUSIP No. 277461 40 6	Page 12 of 34

1	Names of reporting persons Blackstone Holdings I L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 8,329,929*
	8	Shared voting power 0
	9	Sole dispositive power 8,329,929*
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 8,329,929*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 19.9%*
14	Type of reporting person (see instructions) PN

*	Based on 41,858,737 shares of Common Stock outstanding as of October 31, 2014, as reported in the Issuer’s Form 10-Q filed on November 4, 2014. Includes 44,391 shares of Common Stock issuable upon exercise of 197,390 mandatorily net-share settled warrants to purchase Common Stock that may be deemed to be beneficially owned by the Reporting Person based on a closing price of $20.03 per share of Common Stock as of January 7, 2015. As of the date hereof, the Reporting Persons may be deemed to be the beneficial owners of an aggregate of 8,393,634 shares of Common Stock, representing 20.0% of the Common Stock outstanding as of October 31, 2014.

CUSIP No. 277461 40 6	Page 13 of 34

1	Names of reporting persons Blackstone Holdings I/II GP Inc.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 8,329,929*
	8	Shared voting power 0
	9	Sole dispositive power 8,329,929*
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 8,329,929*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 19.9%*
14	Type of reporting person (see instructions) CO

*	Based on 41,858,737 shares of Common Stock outstanding as of October 31, 2014, as reported in the Issuer’s Form 10-Q filed on November 4, 2014. Includes 44,391 shares of Common Stock issuable upon exercise of 197,390 mandatorily net-share settled warrants to purchase Common Stock that may be deemed to be beneficially owned by the Reporting Person based on a closing price of $20.03 per share of Common Stock as of January 7, 2015. As of the date hereof, the Reporting Persons may be deemed to be the beneficial owners of an aggregate of 8,393,634 shares of Common Stock, representing 20.0% of the Common Stock outstanding as of October 31, 2014.

CUSIP No. 277461 40 6	Page 14 of 34

1	Names of reporting persons The Blackstone Group L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 8,329,929*
	8	Shared voting power 0
	9	Sole dispositive power 8,329,929*
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 8,329,929*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 19.9%*
14	Type of reporting person (see instructions) PN

*	Based on 41,858,737 shares of Common Stock outstanding as of October 31, 2014, as reported in the Issuer’s Form 10-Q filed on November 4, 2014. Includes 44,391 shares of Common Stock issuable upon exercise of 197,390 mandatorily net-share settled warrants to purchase Common Stock that may be deemed to be beneficially owned by the Reporting Person based on a closing price of $20.03 per share of Common Stock as of January 7, 2015. As of the date hereof, the Reporting Persons may be deemed to be the beneficial owners of an aggregate of 8,393,634 shares of Common Stock, representing 20.0% of the Common Stock outstanding as of October 31, 2014.

CUSIP No. 277461 40 6	Page 15 of 34

1	Names of reporting persons Blackstone Group Management L.L.C.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 8,329,929*
	8	Shared voting power 0
	9	Sole dispositive power 8,329,929*
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 8,329,929*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 19.9%*
14	Type of reporting person (see instructions) OO

*	Based on 41,858,737 shares of Common Stock outstanding as of October 31, 2014, as reported in the Issuer’s Form 10-Q filed on November 4, 2014. Includes 44,391 shares of Common Stock issuable upon exercise of 197,390 mandatorily net-share settled warrants to purchase Common Stock that may be deemed to be beneficially owned by the Reporting Person based on a closing price of $20.03 per share of Common Stock as of January 7, 2015. As of the date hereof, the Reporting Persons may be deemed to be the beneficial owners of an aggregate of 8,393,634 shares of Common Stock, representing 20.0% of the Common Stock outstanding as of October 31, 2014.

CUSIP No. 277461 40 6	Page 16 of 34

1	Names of reporting persons Bennett J. Goodman
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 8,329,929*
	9	Sole dispositive power 0
	10	Shared dispositive power 8,329,929*
11	Aggregate amount beneficially owned by each reporting person 8,329,929*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 19.9%*
14	Type of reporting person (see instructions) IN

*	Based on 41,858,737 shares of Common Stock outstanding as of October 31, 2014, as reported in the Issuer’s Form 10-Q filed on November 4, 2014. Includes 44,391 shares of Common Stock issuable upon exercise of 197,390 mandatorily net-share settled warrants to purchase Common Stock that may be deemed to be beneficially owned by the Reporting Person based on a closing price of $20.03 per share of Common Stock as of January 7, 2015. As of the date hereof, the Reporting Persons may be deemed to be the beneficial owners of an aggregate of 8,393,634 shares of Common Stock, representing 20.0% of the Common Stock outstanding as of October 31, 2014.

CUSIP No. 277461 40 6	Page 17 of 34

1	Names of reporting persons J. Albert Smith III
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 8,329,929*
	9	Sole dispositive power 0
	10	Shared dispositive power 8,329,929*
11	Aggregate amount beneficially owned by each reporting person 8,329,929*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 19.9%*
14	Type of reporting person (see instructions) IN

*	Based on 41,858,737 shares of Common Stock outstanding as of October 31, 2014, as reported in the Issuer’s Form 10-Q filed on November 4, 2014. Includes 44,391 shares of Common Stock issuable upon exercise of 197,390 mandatorily net-share settled warrants to purchase Common Stock that may be deemed to be beneficially owned by the Reporting Person based on a closing price of $20.03 per share of Common Stock as of January 7, 2015. As of the date hereof, the Reporting Persons may be deemed to be the beneficial owners of an aggregate of 8,393,634 shares of Common Stock, representing 20.0% of the Common Stock outstanding as of October 31, 2014.

CUSIP No. 277461 40 6	Page 18 of 34

1	Names of reporting persons Douglas I. Ostrover
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 8,329,929*
	9	Sole dispositive power 0
	10	Shared dispositive power 8,329,929*
11	Aggregate amount beneficially owned by each reporting person 8,329,929*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 19.9%*
14	Type of reporting person (see instructions) IN

*	Based on 41,858,737 shares of Common Stock outstanding as of October 31, 2014, as reported in the Issuer’s Form 10-Q filed on November 4, 2014. Includes 44,391 shares of Common Stock issuable upon exercise of 197,390 mandatorily net-share settled warrants to purchase Common Stock that may be deemed to be beneficially owned by the Reporting Person based on a closing price of $20.03 per share of Common Stock as of January 7, 2015. As of the date hereof, the Reporting Persons may be deemed to be the beneficial owners of an aggregate of 8,393,634 shares of Common Stock, representing 20.0% of the Common Stock outstanding as of October 31, 2014.

CUSIP No. 277461 40 6	Page 19 of 34

1	Names of reporting persons Stephen A. Schwarzman
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7	Sole voting power 8,329,929*
	8	Shared voting power 0
	9	Sole dispositive power 8,329,929*
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 8,329,929*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 19.9%*
14	Type of reporting person (see instructions) IN

*	Based on 41,858,737 shares of Common Stock outstanding as of October 31, 2014, as reported in the Issuer’s Form 10-Q filed on November 4, 2014. Includes 44,391 shares of Common Stock issuable upon exercise of 197,390 mandatorily net-share settled warrants to purchase Common Stock that may be deemed to be beneficially owned by the Reporting Person based on a closing price of $20.03 per share of Common Stock as of January 7, 2015. As of the date hereof, the Reporting Persons may be deemed to be the beneficial owners of an aggregate of 8,393,634 shares of Common Stock, representing 20.0% of the Common Stock outstanding as of October 31, 2014.

CUSIP No. 277461 40 6	Page 20 of 34

1	Names of reporting persons FS Investment Corporation
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Maryland
Number of shares beneficially owned by each reporting person with	7	Sole voting power 61,859*
	8	Shared voting power 0
	9	Sole dispositive power 61,859*
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 61,859*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0.1%*
14	Type of reporting person (see instructions) CO

*	Based on 41,858,737 shares of Common Stock outstanding as of October 31, 2014, as reported in the Issuer’s Form 10-Q filed on November 4, 2014. As of the date hereof, the Reporting Persons may be deemed to be the beneficial owners of an aggregate of 8,393,634 shares of Common Stock, representing 20.0% of the Common Stock outstanding as of October 31, 2014.

CUSIP No. 277461 40 6	Page 21 of 34

1	Names of reporting persons Locust Street Funding LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 13,853*
	8	Shared voting power 0
	9	Sole dispositive power 13,853*
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 13,853*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) Less than 0.1%*
14	Type of reporting person (see instructions) OO

*	Based on 41,858,737 shares of Common Stock outstanding as of October 31, 2014, as reported in the Issuer’s Form 10-Q filed on November 4, 2014. As of the date hereof, the Reporting Persons may be deemed to be the beneficial owners of an aggregate of 8,393,634 shares of Common Stock, representing 20.0% of the Common Stock outstanding as of October 31, 2014.

CUSIP No. 277461 40 6	Page 22 of 34

1	Names of reporting persons FS Investment Corporation II
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Maryland
Number of shares beneficially owned by each reporting person with	7	Sole voting power 1,846*
	8	Shared voting power 0
	9	Sole dispositive power 1,846*
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 1,846*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) Less than 0.1%*
14	Type of reporting person (see instructions) CO

*	Based on 41,858,737 shares of Common Stock outstanding as of October 31, 2014, as reported in the Issuer’s Form 10-Q filed on November 4, 2014. As of the date hereof, the Reporting Persons may be deemed to be the beneficial owners of an aggregate of 8,393,634 shares of Common Stock, representing 20.0% of the Common Stock outstanding as of October 31, 2014.

CUSIP No. 277461 40 6	Page 23 of 34

1	Names of reporting persons FB Income Advisor, LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 61,859*
	8	Shared voting power 0
	9	Sole dispositive power 61,859*
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 61,859*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0.1%*
14	Type of reporting person (see instructions) IA

*	Based on 41,858,737 shares of Common Stock outstanding as of October 31, 2014, as reported in the Issuer’s Form 10-Q filed on November 4, 2014. As of the date hereof, the Reporting Persons may be deemed to be the beneficial owners of an aggregate of 8,393,634 shares of Common Stock, representing 20.0% of the Common Stock outstanding as of October 31, 2014.

CUSIP No. 277461 40 6	Page 24 of 34

1	Names of reporting persons FSIC II Advisor, LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 1,846*
	8	Shared voting power 0
	9	Sole dispositive power 1,846*
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 1,846*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) Less than 0.1%*
14	Type of reporting person (see instructions) IA

*	Based on 41,858,737 shares of Common Stock outstanding as of October 31, 2014, as reported in the Issuer’s Form 10-Q filed on November 4, 2014. As of the date hereof, the Reporting Persons may be deemed to be the beneficial owners of an aggregate of 8,393,634 shares of Common Stock, representing 20.0% of the Common Stock outstanding as of October 31, 2014.

CUSIP No. 277461 40 6	Page 25 of 34

1	Names of reporting persons Michael C. Forman
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 63,705*
	9	Sole dispositive power 0
	10	Shared dispositive power 63,705*
11	Aggregate amount beneficially owned by each reporting person 63,705*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0.2%*
14	Type of reporting person (see instructions) IN

*	Based on 41,858,737 shares of Common Stock outstanding as of October 31, 2014, as reported in the Issuer’s Form 10-Q filed on November 4, 2014. As of the date hereof, the Reporting Persons may be deemed to be the beneficial owners of an aggregate of 8,393,634 shares of Common Stock, representing 20.0% of the Common Stock outstanding as of October 31, 2014.

CUSIP No. 277461 40 6	Page 26 of 34

1	Names of reporting persons David J. Adelman
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 63,705*
	9	Sole dispositive power 0
	10	Shared dispositive power 63,705*
11	Aggregate amount beneficially owned by each reporting person 63,705*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0.2%*
14	Type of reporting person (see instructions) IN

*	Based on 41,858,737 shares of Common Stock outstanding as of October 31, 2014, as reported in the Issuer’s Form 10-Q filed on November 4, 2014. As of the date hereof, the Reporting Persons may be deemed to be the beneficial owners of an aggregate of 8,393,634 shares of Common Stock, representing 20.0% of the Common Stock outstanding as of October 31, 2014.

CUSIP No. 277461 40 6	Page 27 of 34

1	Names of reporting persons Gerald F. Stahlecker
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 63,705*
	9	Sole dispositive power 0
	10	Shared dispositive power 63,705*
11	Aggregate amount beneficially owned by each reporting person 63,705*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0.2%*
14	Type of reporting person (see instructions) IN

*	Based on 41,858,737 shares of Common Stock outstanding as of October 31, 2014, as reported in the Issuer’s Form 10-Q filed on November 4, 2014. As of the date hereof, the Reporting Persons may be deemed to be the beneficial owners of an aggregate of 8,393,634 shares of Common Stock, representing 20.0% of the Common Stock outstanding as of October 31, 2014.

CUSIP No. 277461 40 6	Page 28 of 34

1	Names of reporting persons Zachary Klehr
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 63,705*
	9	Sole dispositive power 0
	10	Shared dispositive power 63,705*
11	Aggregate amount beneficially owned by each reporting person 63,705*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0.2%*
14	Type of reporting person (see instructions) IN

*	Based on 41,858,737 shares of Common Stock outstanding as of October 31, 2014, as reported in the Issuer’s Form 10-Q filed on November 4, 2014. As of the date hereof, the Reporting Persons may be deemed to be the beneficial owners of an aggregate of 8,393,634 shares of Common Stock, representing 20.0% of the Common Stock outstanding as of October 31, 2014.

This Amendment No. 2 (“Amendment No. 2”) to Schedule 13D relates to the Common Stock, par value $0.01 per share (the “Common Stock”), of Eastman Kodak Company, a New Jersey corporation (the “Issuer”), and amends the initial statement on Schedule 13D filed on September 13, 2013, as amended on October 3, 2013 (collectively, the “Schedule 13D”). Capitalized terms used but not defined in this Amendment No. 2 have the same meanings ascribed to them in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of Schedule 13D is hereby supplemented as follows:

Pursuant to the Plan, the Issuer issued to the GSO Funds, on July 1, 2014, an aggregate of an additional 32,913 shares of Common Stock and mandatorily net-share settled warrants to purchase an aggregate of (i) 11,437 shares of Common Stock at an exercise price of $14.93 per share and (ii) 11,437 shares of Common Stock at an exercise price of $16.12 per share. The additional shares of Common Stock and the warrants were issued in connection with distributions to the GSO Funds as former unsecured creditors on account of their unsecured claims against the Debtors outstanding immediately prior to the effectiveness of the Plan.

Item 4. Purpose of Transaction.

Item 4 of Schedule 13D is hereby supplemented as follows:

Pursuant to the Plan, the Issuer issued to former unsecured creditors on account of their allowed unsecured claims against the Debtors outstanding immediately prior to the effectiveness of the Plan, on July 1, 2014, an aggregate of an additional 32,913 shares of Common Stock and mandatorily net-share settled warrants to purchase an aggregate of (i) 11,437 shares of Common Stock at an exercise price of $14.93 per share and (ii) 11,437 shares of Common Stock at an exercise price of $16.12 per share. The warrants expire on September 3, 2018 and are subject to certain anti-dilution adjustments and other applicable terms of the warrant agreement.

Item 5. Interest in Securities of the Issuer.

Item 5 of Schedule 13D is hereby supplemented as follows:

The information set forth in Item 3 and Item 4 of this Amendment No. 2 is hereby incorporated by reference in this Item 5.

The below beneficial ownership percentage is based on 41,858,737 shares of Common Stock outstanding as of October 31, 2014 (as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 4, 2014) and takes into account the 44,391 shares of Common Stock issuable upon exercise of mandatorily net-share settled warrants to purchase Common Stock held by the GSO Funds, as applicable, based on a closing price of $20.03 per share of Common Stock as of January 7, 2015.

As of the date hereof, the Reporting Persons may be deemed to be the beneficial owners of an aggregate of 8,393,634 shares of Common Stock, representing 20.0% of the Common Stock outstanding.

As of the date hereof, (i) GSO Palmetto Opportunistic Investment Partners LP directly holds 982,597 shares of Common Stock, (ii) GSO Credit-A Partners LP directly holds 1,221,904 shares of Common Stock, (iii) GSO Special Situations Fund LP directly holds 3,133,277 shares of Common Stock, (iv) GSO Special Situations Overseas Master Fund Ltd. directly holds 2,947,760 shares of Common Stock, (v) FSIC directly holds 48,006 shares of Common Stock, (vi) Locust Street Funding LLC directly holds 13,853 shares of Common Stock and (vii) FSIC II directly holds 1,846 shares of Common Stock.

As of the date hereof, (i) GSO Palmetto Opportunistic Investment Partners LP directly holds net-share settled warrants to purchase (A) 11,572 shares of Common Stock at an exercise price of $14.93 per share and (B) 11,572 shares of Common Stock at an exercise price of $16.12 per share, (ii) GSO Credit-A Partners LP directly holds net-share settled warrants to purchase (A) 14,520 shares of Common Stock at an exercise price of $14.93 per share and (B) 14,520 shares of Common Stock at an exercise price of $16.12 per share, (iii) GSO Special Situations Fund LP directly holds net-share settled warrants to purchase (A) 37,595 shares of Common Stock at an exercise price of $14.93 per share and (B) 37,595 shares of Common Stock at an exercise price of $16.12 per share, and (iv) GSO Special Situations Overseas Master Fund Ltd. directly holds net-share settled warrants to purchase (A) 35,008 shares of Common Stock at an exercise price of $14.93 per share and (B) 35,008 shares of Common Stock at an exercise price of $16.12 per share.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of Schedule 13D is hereby supplemented as follows:

The information set forth in Item 3 and Item 4 of this Amendment No. 2 is hereby incorporated by reference in this Item 6.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 12, 2015

GSO Palmetto Opportunistic Investment Partners LP

By:	GSO Palmetto Opportunistic Associates LLC, its general partner

By:	/s/ Marisa Beeney
	Name:	Marisa Beeney
	Title:	Authorized Signatory

GSO Credit-A Partners LP

By:	GSO Credit-A Associates LLC, its general partner

By:	/s/ Marisa Beeney
	Name:	Marisa Beeney
	Title:	Authorized Signatory

GSO Palmetto Opportunistic Associates LLC

By:	/s/ Marisa Beeney
	Name:	Marisa Beeney
	Title:	Authorized Signatory

GSO Credit-A Associates LLC

By:	/s/ Marisa Beeney
	Name:	Marisa Beeney
	Title:	Authorized Signatory

GSO Special Situations Fund LP

By:	GSO Capital Partners LP, its investment advisor

By:	/s/ Marisa Beeney
	Name:	Marisa Beeney
	Title:	Authorized Signatory

GSO Special Situations Overseas Master Fund Ltd.

By:	GSO Capital Partners LP, its investment advisor

By:	/s/ Marisa Beeney
	Name:	Marisa Beeney
	Title:	Authorized Signatory

GSO Special Situations Overseas Fund Ltd.

By:	GSO Capital Partners LP, its investment advisor

By:	/s/ Marisa Beeney
	Name:	Marisa Beeney
	Title:	Authorized Signatory

GSO Capital Partners LP

By:	/s/ Marisa Beeney
	Name:	Marisa Beeney
	Title:	Authorized Signatory

GSO Holdings I L.L.C.

By:	/s/ John G. Finley
	Name:	John G. Finley
	Title:	Chief Legal Officer

GSO Advisor Holdings L.L.C.

By:	Blackstone Holdings I L.P., its sole member

By:	Blackstone Holdings I/II GP Inc., its general partner

By:	/s/ John G. Finley
	Name:	John G. Finley
	Title:	Chief Legal Officer

Blackstone Holdings I L.P.

By:	Blackstone Holdings I/II GP Inc., its general partner

By:	/s/ John G. Finley
	Name:	John G. Finley
	Title:	Chief Legal Officer

Blackstone Holdings I/II GP Inc.

By:	/s/ John G. Finley
	Name:	John G. Finley
	Title:	Chief Legal Officer

The Blackstone Group L.P.

By:	Blackstone Group Management L.L.C.,
its general partner

By:	/s/ John G. Finley
	Name:	John G. Finley
	Title:	Chief Legal Officer

Blackstone Group Management L.L.C.

By:	/s/ John G. Finley
	Name:	John G. Finley
	Title:	Chief Legal Officer

Bennett J. Goodman

By:	/s/ Marisa Beeney
	Name:	Marisa Beeney
	Title:	Attorney-in-Fact

J. Albert Smith III

By:	/s/ Marisa Beeney
	Name:	Marisa Beeney
	Title:	Attorney-in-Fact

Douglas I. Ostrover

By:	/s/ Marisa Beeney
	Name:	Marisa Beeney
	Title:	Attorney-in-Fact

/s/ Stephen A. Schwarzman
Stephen A. Schwarzman

FS Investment Corporation

By:	/s/ Stephen S. Sypherd
	Name:	Stephen S. Sypherd
	Title:	Vice President

Locust Street Funding LLC

By:	/s/ Stephen S. Sypherd
	Name:	Stephen S. Sypherd
	Title:	Vice President

FS Investment Corporation II

By:	/s/ Stephen S. Sypherd
	Name:	Stephen S. Sypherd
	Title:	Vice President

FB Income Advisor, LLC

By:	/s/ Stephen S. Sypherd
	Name:	Stephen S. Sypherd
	Title:	Managing Director

FSIC II Advisor, LLC

By:	/s/ Stephen S. Sypherd
	Name:	Stephen S. Sypherd
	Title:	Managing Director

/s/ Michael C. Forman
Michael C. Forman

/s/ David J. Adelman
David J. Adelman

/s/ Gerald F. Stahlecker
Gerald F. Stahlecker

/s/ Zachary Klehr
Zachary Klehr